RAM Holdings Ltd.
RAM Re House
46 Reid Street
Hamilton HM 12 Bermuda

VIA EDGAR

March 13, 2009

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 6010
Washington, DC 20549

Attention:	Rose Zukin
Re:	RAM Holdings Ltd. Request to Withdraw
Registration Statement on Form S-3 (File No. 333-148405)

Ladies and Gentleman:

RAM Holdings Ltd. (the "Company") hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the "Securities Act"), that the registration statement on Form S-3, including all exhibits thereto (File No. 333-148405), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on December 28, 2007 (the "Registration Statement"), be withdrawn effective immediately. The Registration Statement was declared effective on April 3, 2008.

The Company is seeking withdrawal of the Registration Statement because of unfavorable market conditions. None of the Company's securities was sold in connection with any offering pursuant to the Registration Statement.

The Company requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Pursuant to the foregoing, the Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act. Please fax a copy of the written order consenting to the withdrawal as soon as it is available to the attention of the undersigned at 1-441-296-6509, with a copy to the attention of the Company's counsel, Alejandro E. Camacho, at 212-878-8375.

Should you have any questions regarding this application, please contact the undersigned at 1-441-296-6509.

Very truly yours,

RAM HOLDINGS LTD.

By:	/s/ Victoria Guest
Name:	Victoria Guest
Title:	General Counsel

cc:	Jeffrey Riedler, U.S. Securities and Exchange Commission
Alejandro E. Camacho, Clifford Chance US LLP